                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  RADIUS, INC.
            ----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ----------------------------------------------------------
                         (Title of Class of Securities)

                                   750470 20 5
            ----------------------------------------------------------
                                 (CUSIP Number)

                               Michael D. Edwards
                             217 N. Missouri Avenue
                              Clearwater, FL 33755
                                 (813) 447-4201
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 1997
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
         1)       Names of Reporting Persons or I.R.S. Identification Nos. of
                  Above Persons:
                      Michael D. Edwards

         2)       Check the Appropriate Box if a Member of a Group
                      (a)[ ]        (b)[X]

         3)       SEC Use Only

         4)       Source of Funds
                      00

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

         6)       Citizenship or Place of Organization
                      United States

Number of         7)  Sole Voting Power
Shares Bene-             159,960 (Please refer to Item 5 for disclaimer of
   fically               beneficial ownership.)
Owned by          8)  Shared Voting Power
Each Report-             -0-
ing Person        9)  Sole Dispositive Power
   With                  159,960 (Please refer to Item 5 for disclaimer of
                         beneficial ownership.)
                 10)  Shared Dispositive Power
                         -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting
                  Person
                      159,960 (Please refer to Item 5 for disclaimer of beneficial ownership.)

         12)      Check box if the Aggregate Amount in Row (11) Excludes Certain
                      Shares
                      [X]

         13)      Percent of Class Represented by Amount in Row (11)
                      0.29%

         14)      Type of Reporting Person

                      IN

                                       2

Item 1.  Security and Issuer.

                  This Statement relates to the Common Stock, no par value (the "Common Stock"), of Radius, Inc. (the "Company"), a California corporation having its principal executive office at 215 Moffett Park Drive, Sunnyvale, California 94089.

Item 2.  Identity and Background.

                  (a)    The person filing this Statement is Michael D. Edwards.

                  (b) His business address is 217 N. Missouri Avenue, Clearwater, FL 33755.

                  (c) The present principal occupation and employment of Mr. Edwards is self-employed as an investor, and does social reform work.

                  (d) and (e)    During the last five years, neither Mr. Edwards
                         nor to Mr. Edward's knowledge any member of any group which might be deemed to exist as described in Item 5 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

                  (f)    United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of the funds used in making the purchase described in this statement was a loan in the principal amount of $180,000 made by Gerald D. Ellenburg and Kristin M. Tomczak to Mr. Edwards and Jurgen W. Epple, a portion of which was used to purchase the shares of Common Stock.

Item 4.  Purpose of Transaction.

                  The purchase of the shares of Common Stock described herein by Mr. Edwards was for investment. Although Mr. Edwards may acquire additional shares of Common Stock, he has no present plans or proposals which would relate to or result in:

                  (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (d) Any material change in the present capitalization or dividend policy of the Company;

                  (e) Any other material change in the Company's business or corporate structure;

                  (f) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                         Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (i) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  As of the date of this Statement, Mr. Edwards beneficially owns 159,960 shares of Company Common Stock constituting approximately 0.29% of the outstanding shares of Common Stock as of August 12, 1997, based on information provided in the Company's 10-Q filed August 12, 1997. This Statement is being filed because Mr. Edwards may be deemed to be part of a "group," as described below.

                  Mr. Edwards purchased 159,960 shares of Common Stock (the "Shares") pursuant to an option (the "Option") granted by Mitsubishi Electronics America, Inc. ("Mitsubishi") to Gerald
                  D. Ellenburg or his assigns to purchase a total of 3,999,901 shares of Common Stock for a purchase price of $.45 per share. As part of the sale, Mitsubishi also assigned to Mr. Ellenburg and Kristin M. Tomczak, and Norton S. Karno, as Trustee of three trusts, warrants to purchase a total of 50,000 shares (the "Warrants") of Common Stock. In addition to the Shares purchased by Mr. Edwards, the following persons purchased shares of Common Stock and, to the extent indicated below, received an assignment of warrants to purchase shares of Common Stock pursuant to the Option. All of such persons, together with Mr. Edwards, may be deemed to constitute a "group"

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

within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 because all of their acquisitions of shares of Common Stock were made pursuant to the Option:


                                                        Number         Total
                               Number of                  of        Beneficial
                                Shares       Voting    Warrants      Ownership     Percentage
           Name                Acquired      Status    Required      Acquired      of Class
           ----                --------      ------    --------      --------      --------
Gerald  D.   Ellenburg  and    1,800,000     Shared     25,001      1,825,001         3.28%
Kristin M. Tomczak

Norton S. Karno, Trustee         600,000       Sole      8,333        608,333          1.09%
of the Stephanie Lynn
Karno Adult Trust #2,
under Agreement dated
December 31, 1969
Norton S. Karno, Trustee         600,000       Sole      8,333        608,333          1.09%
of the Valerie Ann Karno
Adult Trust #2, under
Agreement dated December
31, 1969
Norton S. Karno, Trustee         600,000       Sole      8,333        608,333          1.09%
of the Mitchell Perry
Karno Adult Trust #2,
under Agreement dated
December 31, 1969
Jurgen W. Epple                  239,941       Sole        0          239,941          0.43%(1)
------------------

      (1) Mr. Epple is also the beneficial owner of 40,000 shares of Common Stock not purchased pursuant to the Option. Accordingly, with the 239,941 shares of Common Stock purchased pursuant to the Options, Mr. Epple is the beneficial owner of 279,941 shares of Common Stock, or 0.50% of the class.

Mr. Ellenburg and Ms. Tomczak loaned $180,000 to Messrs. Edwards and Epple, the proceeds of which were used by Messrs. Edwards and Epple to acquire 159,960 and 239,941 shares, respectively, of Common Stock pursuant to the Option. Messrs. Edwards and Epple each pledged their shares of Common Stock as collateral for such loan. As a result of the foregoing, under Securities and Exchange Commission Rule 13d-3(d)(3), Mr. Ellenburg and Ms. Tomczak may be deemed to be the beneficial owners of the shares of Common Stock owned by Messrs. Edwards and Epple.

Mr. Edwards disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Ellenburg and Ms. Tomczak, and Messrs. Karno and Epple, and the filing of this Statement shall not be construed as an admission that Mr. Edwards is the beneficial owner of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described under Item 5, above, Mr. Ellenburg and Ms. Tomczak loaned funds to Messrs. Edwards and Epple and received a pledge of the shares of Common Stock purchased by Messrs. Edwards and Epple.

         Mr. Ellenburg and Ms. Tomczak, along with Norton S. Karno, Trustee of the Stephanie Lynn Karno Adult Trust #2, Norton S. Karno, Trustee of the Valerie Ann Karno Adult Trust #2, and Norton S. Karno, Trustee of the Mitchell Perry Karno Adult Trust #2 (collectively, the "Owners") entered into a Finder's Fee Agreement with Messrs. Edwards and Epple (together, the "Finders") pursuant to which the Owners agreed to pay the Finders $64,800 related to the Owners' purchase of shares of Common Stock pursuant to the Option.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed herewith as exhibits to this
         Statement:

                  1.       Option to Purchase Shares
                  2. Limited Recourse Promissory Note Secured by Stock Pledge Agreement
                  3.       Stock Pledge Agreement
                  4.       Finder's Fee Agreement


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 11, 1997                             /s/ Michael D. Edwards
                                                     ----------------------
                                                     Michael D. Edwards

                                       6
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                                  EXHIBIT INDEX



                 Exhibit                               Page
                 -------                               ----
1.     Option to Purchase Shares                       ___
2.     Limited Recourse Promissory Note                ___
       Secured by Stock Pledge Agreement
3.     Stock Pledge Agreement                          ___
4.     Finder's Fee Agreement                          ___